Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Heart-Centered Strategies Corp.
3400 Cottage Way, Ste. G #2347
Sacramento , CA 95825
https://www.heartcenteredstrategies.org/

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Heart-Centered Strategies Corp.
Address: 3400 Cottage Way, Ste. G #2347, Sacramento , CA 95825
State of Incorporation: CA
Date Incorporated: May 14, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Amount-Based Perks</u>

Tier 1 | $500+

Invest $500 & receive 2% bonus shares.

Tier 2 | $1,000+

Invest $1,000 & receive 5% bonus shares.

Tier 3 | $5,000+

Invest $5,000 & receive 10% bonus shares.

Tier 4 | $10,000+

Invest $10,000 & receive 15% bonus shares.

Tier 5 | $20,000+

Invest $20,000 & receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Heart-Centered Strategies Corp. will offer 10% additional bonus shares for all investments committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Founded in 2020, Heart-Centered Strategies Corp. ("Heart-Centered" or the "Company") is a tech-4-good technology corporation that is spearheading one of the world's first Sharing Movement. We launched our app - iShared - on the Apple Store, which is an application that enables individuals to share and/or gift resources. These resources range from new and used goods to services. Combined with cutting-edge algorithms that support a new fintech paradigm of proprietary tokens for trading. iShared engages with the current economic system by permitting users to select numerous forms of currency such as cryptocurrency, time, property, knowledge, or other valuable trade methods. iShared builds self-sustainable community networks of individuals and families who share their wealth, build assets together, and create alternative currencies and innovative systems of exchange.

Competitors and Industry

Competitors & Industry

Heart-Centered is pioneering a new space - ShareTech so there are not many competitors at this point. The only comparable companies are FaceBook Marketplace, Craigslist, and NextDoor; however, none of these companies are doing what we are with the technology that we have.

Facebook Marketplace does have a "free" goods section, but there is no matching system available that creates a "match" for a relationship between seller and buyer to occur. This is how we are different. User-specific data is compiled in our database to illicit a direct match between buyer and seller.

Same with Craigslist, they have a "free" goods section as well but do not have any way to match users who are giving away items with users who are needing items. This is where iShared is different, as we do exactly that!

In terms of Nextdoor, they have a compelling community-esque but you have to rely on keywords and post searches to find items you are needing. This is extremely inefficient and iShared solves that problem by only sending you those matches to what you are needing and/or with others who are needing what you are giving away.

Current Stage and Roadmap

Current Stage & Roadmap

iShared is currently under development and launched on the Apple Store, however, there are many new features we want to create including an interactive blockchain asset management system; smart contract user agreements; personal asset banks; new bartering algorithms, and more. We anticipate developing and releasing much of this during 2023.

In the long term, we want to revolutionize asset management systems and sell this technology to businesses and eventually incorporating a B2B model alongside our B2C structure. In the short term, we need to market our existing application to build our user base and raise funds to complete new software development features.

The Team

Officers and Directors

Name: Dr. Julia Harrison

Dr. Julia Harrison's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Founder
  Dates of Service: June, 2015 - Present
  Responsibilities: Dr. Harrison designs, implements and creates all technology products and programs; fundraising, marketing, R&D, administration, and other management tasks. Prior salary in 2021 was approximately $3000 per month, but ended in 2022. Current equity compensation was the initial founder's grant of 4M common shares. A future salary is planned commensurate with market rates and based on the Company designing and releasing new product features, increased marketing, and capital funding > $1M.

- **Position:** Board Director
  Dates of Service: May, 2020 - Present
  Responsibilities: Manages the business and affairs of the company.

- **Position:** Corporate Secretary
  Dates of Service: May, 2020 - Present
  Responsibilities: Keeps the book of minutes of all meetings of directors and shareholders, maintains a compliant shareholder register, and such other powers and may perform such other duties as may from time to time be prescribed by the board

Other business experience in the past three years:

- **Employer:** Jewels Yoga
  Title: Owner & Freelance Instructor
  Dates of Service: June, 2021 - Present
  Responsibilities: General management of company business and affairs, freelance instructor, and marketing outreach. This role requires only a handful of hours per week.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash

remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Chief Executive Officer does not currently receive a salary for his role with the Company
Dr. Julia Harrison, the CEO of Heart-Centered Strategies Corp. (Heart-Centered), does

not currently receive a salary for her work at Heart-Centered. Although Julia is a sole owner of Heart-Centered, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. As the Company raises more money and generates more revenue Julia will begin to be paid a salary based on the capital needs of the Company, the progress of development initiatives, and comparable compensation within the market. The percentage of Julia's predetermined salary he receives will depend on the company's funds available taking into account amounts raised and revenue generated. However, if the Company does not raise substantial amounts or begin to generate substantial revenue, there is no guarantee Julia will be paid a salary for her work at Heart-Centered Strategies Corp.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Julia Harrison	4,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $446.00 compared to $576.00 in fiscal year 2021. In 2020 it was solely a development year for the app, in 2021 the company and app was still doing development but doing some consulting with companies.

Cost of sales

Cost of Sales for fiscal year 2020 was $0.00 compared to $703.00 in fiscal year 2021. The $703 was for advertising costs & marketing costs.

Expenses

Expenses for fiscal year 2020 were $1,288 compared to $16,561 in fiscal year 2021. The app was technically done in 2021 and all payments were due to the developers. Subscriptions to the apple store & google play store and developers' account we're all due during 2021. In addition, our marketing costs increased & CEO started paying themselves a salary in the year 2021 but was discontinued in 2022.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we anticipate developing more products during 2023. Our goal is to revolutionize asset management systems and sell this technology to businesses; eventually incorporating a B2B model alongside our B2C structure. In the short term, we need to market our existing application to build our user base and raise funds to complete new software development features.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has capital resources available in the form of contributed capital from the founder. As of January 2023, the Company has a total cash on hand of $8,048.59.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the development of the interactive blockchain asset management system; smart contract user agreements; personal asset banks; new bartering algorithms; and more!

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years.

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years. We are looking for a part-time Chief Technology Officer, Chief Financial Officer, and also an in-house software developer, as well as using the funds for marketing and development costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5 years. We are looking for a full-time Chief Technology Officer, Chief Financial Officer, and also an in-house software developer, as well as using the funds for marketing and development costs. In addition, the CEO intends to take a reasonable salary in order to direct all of her time and efforts directly to the business.

Release the app and get it back into the Google Play store to augment current availability in the Apple App Store. The Company plans on doing much traveling and speaking to groups and businesses while promoting its brand as the company is a CPC product. In addition, the CEO plans on visiting the top 15 cities in the U.S. to promote the brand and platform, as well as plans to make the product available internationally as it already is available in 100+ locations and languages.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

Our $10M pre-money valuation is based on a number of factors, including, but not limited to, our internal competitive market analysis & review of similar companies, the business's development progress to date, as well as the value of our IP portfolio.

Initial Traction & Progress

Heart-Centered Strategies Corp. has created an international phone application that will allow users to perform market transactions within a token exchange system & bank inside the application for used goods and shared s services. There are no comparable competitors that we have identified at this time, as the founder Dr. Julia Harrison, DSW, created this innovative process during her doctoral studies at The University of Southern California in 2020.

We have created a new space - ShareTech with technology that enables users to match with individuals in their local communities for trading, sharing, and gifting goods and services. To our knowledge, there is nothing like this on the market today. The app has been translated into over 140 different languages and is available in the same number of countries. We have strong IP with additional fintech features soon to be released.

Management's & Founder's Prior Successes

Heart-Centered's CEO, Dr. Julia Harrison, has been successful in leveraging an extensive background that includes economic development, social work, theology, and Biblical studies, plus experience in the non-profit sector, to develop iShared's comprehensive philanthropic platform. Dr. Harrison graduated from the University of Southern California with her doctorate in Social Work & Social innovation and in 2022, completed a FinTech boot camp program at UC Berkeley. She has since been able to secure pivotal grant funding to support her mission from both the local and federal levels.

Current Traction & Landscape

The iShared app has completed development and recently launched for iOS. It has also been translated into over 140 languages, ensuring that the technology will be well-positioned to serve economies and communities worldwide. We have had an influx of downloads due to flooding in our area. The mayor of Merced shared the app on his personal Facebook page publicly.

Fully-Diluted Shares Outstanding

The Company currently has 4,000,000 common shares outstanding. Multiplying this amount by the price per share of $2.50 produces a pre-money valuation of $10,000,000.

Conclusion

Based on the above factors, we believe that our pre-money valuation of $10,000,000 is accurate.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no class of preferred stock has been authorized or issued; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) no shares have been reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  Marketing app via multiple avenues.

- *Company Employment*
  19.5%
  Salary to CEO, hiring & salary of CTO & software developers.

- *Working Capital*
  15.0%
  Payment to vendors for business operations

- *Research & Development*
  25.0%
  Development & release of new app features

- *Operations*
  10.0%
  Costs to maintain facilities, equipment, utilities, and other ongoing business expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.heartcenteredstrategies.org/

(https://www.heartcenteredstrategies.org/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/heartcentered

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Heart-Centered Strategies Corp.

[See attached]

HEART-CENTERED STRATEGIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

HEART-CENTERED STRATEGIES CORP.
BALANCE SHEETS
(UNAUDITED)

	December 31, 2021	December 31, 2020
ASSETS		
Current assets		
Cash and cash equivalents	$ 213	$ 838
Total current assets	213	838
Software development costs, net	4,760	6,120
Total assets	$ 4,973	$ 6,958
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ -	$ -
Total current liabilites	-	-
Total liabilities	-	-
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 10,000,000 authorized, 10,000,000 issued and oustanding	-	-
Additional paid-in capital	-	-
Accumulated deficit	4,973	6,958
Total stockholder's equity	4,973	6,958
Total liabilities and stockholder's equity	$ 4,973	$ 6,958

See independent account's review report and accompanying notes to unaudited financial statements.

HEART-CENTERED STRATEGIES CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Year Ended December 31, 2021	Period From May 14, 2020 To December 31, 2020
Revenue	$ 576	$ 446
Operating expenses		
Cost of sales	703	-
Advertising and marketing	127	25
General and administrative	15,731	1,288
Total operating expenses	16,561	1,288
Net loss from operations	(15,985)	(842)
Other income (expense)		
EIDL advance	14,000	7,800
Total other income (expense)	14,000	7,800
Net (loss) income	$ (1,985)	$ 6,958

See independent account's review report and accompanying notes to unaudited financial statements.

HEART-CENTERED STRATEGIES CORP.
STATEMENTS OF STOCKHOLDER'S EQUITY
(UNAUDITED)

	Class C Voting Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at May 14, 2020 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	10,000,000	-	-	-	-
Contributions	-	-	7,500	-	7,500
Distributions	-	-	(7,500)	-	(7,500)
Net income	-	-	-	6,958	6,958
Balance at December 31, 2020	10,000,000	$ -	$ -	$ 6,958	$ 6,958
Contributions	-	-	7,555	-	7,555
Distributions	-	-	(7,555)	-	(7,555)
Net loss	-	-	-	(1,985)	(1,985)
Balance at December 31, 2021	10,000,000	$ -	$ -	$ 4,973	$ 4,973

See independent account's review report and accompanying notes to unaudited financial statements.

HEART-CENTERED STRATEGIES CORP.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Year Ended December 31, 2021	Period From May 14, 2020 To December 31, 2020
Cash flows from operating activities		
Net (loss) income	$ (1,985)	$ 6,958
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Amortization	1,360	680
Net cash provided by (used in) operating activities	(625)	7,638
Cash flows from investing activities		
Software development costs	-	(6,800)
Net cash used in investing activates	-	(6,800)
Cash flows from financing activities		
Contributions	55	7,500
Distributions	(55)	(7,500)
Net cash provided by (used in) financing activities	-	-
Net increase (decrease) in cash and cash equivalents	(625)	838
Cash and cash equivalents, beginning of period	838	-
Cash and cash equivalents, end of period	$ 213	$ 838

See independent account's review report and accompanying notes to unaudited financial statements.

NOTE 1: Nature of operations

Nature of the business

Heart-Centered Strategies, Corp. (the "Company"), was incorporated in the State of California on May 14, 2020 ("Inception"). The Company is tech-4-good corporation headquartered in Sacramento, CA. They are a product and service company specializing in creating technologies to solve world problems such as resource deprivation, global warming, and social isolation for users worldwide. Their application, iShared, has been launched on both Google Play and The Apple Store. In addition to software development, Heart-Centered Strategies provides businesses with innovation-based education and consultation services.

Going concern and management's plan

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company has a limited operating history and has not yet generated a profit from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2: Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

NOTE 2: Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software development costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established, generally with release of a beta version for customer testing. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, travel expenses, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. We amortize capitalized costs on a product-by-product basis. Amortization for each period is the greater of the amount computed using (i) the straight-line basis over the estimated product life (generally from 12 to 18 months, but up to 60 months), or (ii) the ratio of current revenues to total projected product revenues. Total cumulative capitalized software development costs are $6,800, less accumulated amortization of $2,040 and $680 as of December 31, 2021 and 2020, respectively.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers. The Company will determine revenue recognition through the following steps:1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation. To date, the Company has not generated any revenues.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. asset or liability. There are three levels of inputs that may be used to measure fair value:

NOTE 2: Summary of significant accounting policies (continued)

Fair value of financial instruments (continued)

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

Income Taxes

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (I) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3: Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4: Economic injury disaster loan advances

The Company has received Economic Injury Disaster Loan ("EIDL") advances in the amount of $14,000 and $7,800, as of the years ending December 31, 2021 and 2020, respectively. The EIDL provides economic relief to small businesses and nonprofit organizations that are currently experiencing a temporary loss of revenue. As part of the EIDL, an advance is available for those who apply for the EIDL. The loan advance does not have to be repaid and has been recorded as other income in the statements of operations.

NOTE 5: Stockholder's equity

Common stock

At inception the Company was authorized to issue 10,000,000 shares of no par value Common Stock. As of December 31, 2021, 10,000,000 shares were issued and outstanding.

NOTE 6: Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through August 15, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Heart-Centered Strategies Corp. is not live or open to the public at this moment.

INVEST IN HEART-CENTERED STRATEGIES CORP. TODAY!

ShareTech for a Heart-Centered World

Heart-Centered Strategies is a tech corporation and the creator of the iShared mobile app. The company is currently pre-revenue and entering its first major marketing phase on ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


A New Tech Company For A Heart-Centered World

$0 Raised

REASONS TO INVEST

With the iShared app, Heart-Centered Strategies incentivizes the sharing of resources – ranging from food, clothing, and used goods, to information, services, and social capital – in order to alleviate resource deprivation, reduce carbon emissions by promoting sharing instead of purchasing items, and build sustainable communities through one share transaction at a time.

According to trend reports, access to social media and online platforms has a positive impact on charitable giving across many verticals. Building on this momentum, we believe the iShared app will make it even easier for anyone with a mobile phone to contribute, and participate in equitable exchanges at a local level.* Fintech applications typically lack usable marketplaces where application users are able to complete transactions and interact with one another. iShared remedies that problem through its novel token banking system which allows users to share items and services across local regions and easily access relevant items using GPS through its in-app “share tokens.”

Heart-Centered Strategies is passionate about building innovative products that disrupt social problems and promote tight-knit communities. Our platform has been developed with a wide range of features that encourage altruism, and we are continually building upon our technology with this mission in mind. We are creating highly dense resource marketplaces in communities who are passionate about becoming living proof of an alternative way of living - one where application users share items and services with their neighbors and reduce the negative effects of global warming - such as carbon emissions. Our grandest vision is a world where everyone has what they need to survive and thrive. We help communities everywhere become beacons of hope for a new generation of heart-centered collaborators.

*Information provided by Non-Profit Source (source)

Invest Now
$2.50 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION
$100	$10M

THE PITCH

Bringing a new tech-4-good enterprise and initiative to the global market, Heart-Centered Strategies is an emerging company creating altruistic technology. Our primary product is iShared, a mobile application where users can share goods and services with one another through our in-app user supported marketplace and token banking system. By promoting this exchange of resources within communities, iShared is primed to start the world’s first sharing movement! All we need is funding to get the word out and a few good humans to help us lead the cause.

OVERVIEW

Launching a Global Sharing Movement through Technology

Heart-Centered Strategies was created with a mission of **supporting compassionate connections through technology**. With **the iShared app**, we are providing a platform where users are able to match with others to **share goods, services, and other assets**. We plan to have iShared utilize a token reward system so that individuals can track their contributions, rate transactions, and be encouraged to get involved. We call this **"ShareTech"** and believe ours is one of the first apps of its kind – promoting sustainability, saving people money, and strengthening communities in the process.


Supporting compassionate connections through iShared
A platform where users are able to match with others to share goods, services, and other assets.

THE PROBLEM & OUR SOLUTION

Bringing Communities Together to Create Sustainable Support Systems

The iShared app was inspired by Heart-Centered Strategies founder, Dr. Julia Harrison's personal experience. After losing everything she owned in a flood, she found herself relying on community resources to rebuild. Understanding that many individuals are living in poverty or with limited access to goods and services, she sought to create **an accessible marketplace** where users have the opportunity to ask for help and anyone can pay it forward in the event that they have more than they need.


Many individuals living in poverty have limited access to goods and services

iShared serves as the destination where people can come together and create a worldwide safety net for their communities. On our platform, we connect users in the same geolocation according to what they need or have to offer, which in turn **reduces waste and carbon emissions**. iShared is a free download and is **supported by paid advertisements**. Additionally, users can purchase **a premium version of the app** to limit advertisements, providing Heart-Centered with an alternative revenue stream.

We estimate the reach of this technology to resonate across global channels reaching many of the 8 billion human inhabitants, making this one of the world's first solution-based applications solving resource deprivation and global warming. Together we believe we can solve global warming - one share transaction at a time!


iShared
A destination where people can come together and create a community safety net
iShared connects users in the same geolocation according to what they need or have to offer

While it may seem like a small gesture, Heart-Centered Strategies believes that connecting people at the local level offers wellness and social benefits for all involved, eradicating isolation and struggle in a post-pandemic world.



Back
Select what you need
Food (8)
Dairy
Eggs
Meat
Bread
Grains
Pet food
SAVE

THE MARKET & OUR TRACTION

Optimizing Our Outreach for Global Impact

Heart-Centered's CEO, **Dr. Julia Harrison**, has been successful in leveraging **an extensive background** that includes economic development, social work, theology and Biblical studies, plus experience in the non-profit sector, to develop iShared's comprehensive philanthropic platform. Dr. Harrison graduated from the University of Southern California with her doctorate in Social Work & Social innovation and in 2022, **completed a fintech bootcamp program at UC Berkeley**. She has since been able to secure **pivotal grant funding** to support her mission from both the local and federal level.



Recently launched for iOS
Completed development of both free and premium versions
Available in 140+ languages

The iShared app has **completed development and recently launched for iOS**. It has also been **translated into over 140 languages**, ensuring that the technology will be well-positioned to serve economies and communities worldwide.



Meet Dr. Julia Harrison
Heart-Centered Strategies CEO
Extensive experience in economic development, social work, theology and Biblical studies
Critical experience in the non-profit sector used to develop iShared's philanthropic platform
Completed fintech bootcamp at UC Berkeley

WHY INVEST

Heart-Centered Strategies is Pioneering the ShareTech Industry

As a company, Heart-Centered Strategies is committed to **developing inspiring and purpose-driven innovations**. We believe our technology is unique in its ability to support connection, compassion, and collective wellbeing, and we are eager to expand so that our impact can touch as many lives as possible.

With additional funding to support our marketing, operations, and product development, we look forward to growing our community and helping our users achieve greater success. **Become a part of our global sharing movement by investing in Heart-Centered Strategies today on StartEngine!**


Join us in growing our
global ShareTech community
Invest in Heart-Centered Strategies today!

ABOUT

HEADQUARTERS
3400 Cottage Way, Ste. G #2347
Sacramento , CA 95825

WEBSITE
View Site

Heart-Centered Strategies is a tech corporation and the creator of the iShared mobile app. The company is currently pre-revenue and entering its first major marketing phase on StartEngine, following launch of the app's free and paid versions for iOS.

TEAM

Dr. Julia Harrison
CEO, Founder, and Board Director

Dr. Julia Elizabeth Harrison is a social instigator and social work professional designing solutions to social problems with a focus on resiliency, equality, connectedness, participation, and environmental protection. She has a background in economic development, ethics, social work and strategic planning.

Julia is passionate about community development work & envisions a world where everyone has what they need and can self-actualize. She is an advocate in natural systems, which promotes interpersonal relationships over formal relational structures. She takes inspiration from symbiotic relationships found in nature as well as Maslows hierarchy of needs. On her down time, she loves playing music, hiking, biking, dancing and acting.

TERMS

Heart-Centered Strategies Corp.

Overview

PRICE PER SHARE
$2.50

VALUATION
$10M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$100

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
4,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Company : Heart-Centered Strategies Corp.

Corporate Address	:	**3400 Cottage Way, Ste. G #2347, Sacramento , CA 95825**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$1,235,000.00**
Minimum Investment Amount (per investor)	:	**$100.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**4,000**
Maximum Number of Shares Offered	:	**494,000**
Price per Share	:	**$2.50**
Pre-Money Valuation	:	**$10,000,000.00**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Amount-Based Perks

Tier 1 | $500+

Invest $500 & receive 2% bonus shares.

Tier 2 | $1,000+

Invest $1,000 & receive 5% bonus shares.

Tier 3 | $5,000+

Invest $5,000 & receive 10% bonus shares.

Tier 4 | $10,000+

Invest $10,000 & receive 15% bonus shares.

Tier 5 | $20,000+

Invest $20,000 & receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Heart-Centered Strategies Corp. will offer 10% additional bonus shares for all investments committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

PRESS

D!SRUPT

EXECUTIVE VOICECreating Safety Nets by Building Stronger Communities is Easy with iShared -Free Goods & Services App

View Article

INFLUENCIVE

Influencive

HOW ONE TECH COMPANY IS PRIORITIZING SOCIAL IMPACT OVER PROFIT

View Article



Small & Gutsy Podcast

Small & Gutsy Interviews Heart-Centered Strategies Corp.

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Transcript is of the statements appearing on screen. The video contains no voice or speech, only music.]

For many of us, the pandemic has left us feeling scared.

Trapped. Broke. Isolated. Unsure of what our future holds.

But what if, this is the very opportunity we've been waiting for?

[On-screen] www.ishared.org

What if we decided to lend each other a hand?

Connected with our neighbors.

...and shared what we had. Instead of doing this. [Clip of person throwing items away in dumpster]

We did this. [Clip of gloved hands exchanging a bag containing clothing.]

If we shared then everyone would have enough.

We are all in this together.

Join the movement to share & build resilient communities.

Join us today at www.ishared.org.

[Clip of woman with painted words on her hands: "Our future. In your hands."]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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